MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
FIRST QUARTER ENDED MARCH 31, 2019
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated May 6, 2019, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three months ended March 31, 2019. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2018 and the related MD&A included in the 2018 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “Outlook”, "Market Trends", “Quarterly Updates” and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities including geotechnical difficulties and seismicity; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances,  the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.
For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
FIRST QUARTER 2019 HIGHLIGHTS

OPERATING PERFORMANCE

•	Attributable gold production was 185,000 ounces, down 44,000 ounces from the same prior year period.

•	Attributable gold sales were 190,000 ounces, down 45,000 ounces from the same prior year period.

•	Cost of sales[2] was $962 per ounce, up 30% from the same prior year period.

•	All-in sustaining costs[3] were $1,086 per ounce sold, up 14% from the same prior year period.

•	Total cash costs[3] were $884 per ounce produced, up 20% from the same prior year period.

•	Gold margin[3] was $424 per ounce, down $170 per ounce from the same prior year period.
FINANCIAL RESULTS

•	Revenues were $251.0 million, down $63.5 million or 20% from the same prior year period.

•	Net loss attributable to equity holders was $41.3 million, or $0.09 per share, compared to net earnings of $42.3 million, or $0.09 per share in the same prior year period.

•	Adjusted net loss attributable to equity holders[3] was $2.2 million, or $nil per share[3], compared to adjusted net earnings[3] of $40.4 million, or $0.09 per share[3] in the same prior year period.

•	Net cash from operating activities was $8.8 million, down $97.2 million from the same prior year period.

•	Net cash from operating activities before changes in working capital[3] was $33.8 million, down $85.8 million from the same prior year period.
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1
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

2
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

3
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%). Yatela is in closure with nominal production.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

•
Cash, cash equivalents, short-term investments and restricted cash totaled $696.6 million at March 31, 2019. Cash and cash equivalents were $589.2 million, short-term investments, primarily in money market funds, were $83.8 million and restricted cash was $23.6 million.

STRATEGIC DEVELOPMENTS
Financial

•
The Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks to receive a cash prepayment of $170 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce, to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.

•
The Company, together with AngloGold Ashanti Limited, entered into an agreement with the Government of Mali for the sale of the joint venture partners’ combined 80% indirect interest in the Yatela mine for $1. The sale is subject to the fulfillment of certain conditions and a one-time payment of estimated rehabilitation, closure and social program costs of approximately $18.5 million.

Reserves and Resources

•
On January 30, 2019, the Company reported a 57% increase in resources at the Diakha-Siribaya Gold Project in Mali based on an updated resource estimate as at December 31, 2018, comprising 18.0 million tonnes of indicated resources grading 1.28 g/t Au for 744,000 ounces and 23.2 million tonnes of inferred resources grading 1.58 g/t Au for 1.2 million ounces.

•
On March 26, 2019, the Company announced that a new gold discovery, referred to as the Gosselin Zone, had been identified approximately 1.5 kilometres northwest of the Côté Gold deposit. Drilling highlights included: 350 metres grading 0.81 g/t Au; 132.3 metres grading 1.13 g/t Au; 139.7 metres grading 1.36 g/t Au.

Development and Operations

•	The Company received notice of approval of its Environmental and Social Impact Assessment from the Government of Suriname for the Saramacca Project.

•
Development activities at the Saramacca Project continued to advance with a primary focus on the haul road construction to enable the operation to deliver ore to the Rosebel mill in the second half of 2019.

•	The carbon-in-column plant at Rosebel, designed to improve recoveries, was commissioned and became fully operational: producing an additional 2,200 ounces in the first quarter 2019.

•
Following the completion of a feasibility study in the fourth quarter 2018, the Company has continued to optimize the design elements of the Boto Gold Project development, maintained stakeholder engagement and commenced a drilling program.

•	The oxygen plant at Essakane, designed to improve recoveries by 0.5%, was commissioned.

•	On January 28, 2019, the Company announced that it had deferred a decision to proceed with the construction of the Côté Gold Project in Canada.
UPCOMING GROWTH CATALYSTS

•	Production from Saramacca is expected to begin in the second half of 2019.

•	At Rosebel, a scoping study is underway to evaluate the underground mining potential of Saramacca, which could result in higher grades and significantly lower waste volumes, thereby reducing costs.

•	The Company is continuing to advance exploration activities along the Saramacca-Brokolonko trend in Suriname to confirm the presence of mineralization and evaluate the resource potential.

•	The Carbon-In-Leach and Heap Leach feasibility study at Essakane is progressing well and is expected to be completed in the second quarter 2019.

•	Discussions with the Government of Senegal on obtaining a mining concession for the Boto Gold Project are well advanced,with approval expected in the second half of 2019.

•
The Company is studying various design approaches to Westwood with a preliminary life of mine plan expected in the fourth quarter  2019, followed by a NI 43-101 compliant plan in the first half of 2020.

•	A delineation diamond drilling program to support an initial mineral resource estimate for the Nelligan Project in Quebec commenced during the first quarter 2019.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

FIRST QUARTER 2019 SUMMARY

FINANCIAL

•
Revenues for the first quarter 2019 were $251.0 million, down $63.5 million or 20% from the same prior year period. The decrease was primarily due to lower sales volume at Essakane ($28.9 million), Westwood ($26.4 million), and Rosebel ($3.4 million), combined with a lower realized gold price ($4.4 million).

•
Cost of sales for the first quarter 2019 was $251.9 million, up $13.2 million or 6% from the same prior year period. The increase was due to higher operating costs ($10.7 million) and higher depreciation expense ($4.3 million), partially offset by lower royalties ($1.8 million). Operating costs were higher primarily due to lower capitalized stripping and higher maintenance costs at Essakane and increased mining and milling volumes at Rosebel, partially offset by a stronger U.S. dollar relative to the euro and the Canadian dollar.

•
Depreciation expense for the first quarter 2019 was $68.6 million, up $4.3 million or 7% from the same prior year period. The increase was primarily due to the timing of capital additions, partially offset by an increase in reserves at Essakane and Rosebel.

•
Income tax expense for the first quarter 2019 was $1.4 million, down $10.4 million in the same prior year period. Income tax expense for the first quarter 2019 comprised current income tax expense of $9.7 million (March 31, 2018 - $22.5 million) and deferred income tax recovery of $8.3 million (March 31, 2018 - $10.7 million). The decrease in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.

•
Net loss attributable to equity holders for the first quarter 2019 was $41.3 million, or $0.09 per share, compared to net earnings of $42.3 million, or $0.09 per share in the same prior year period. The decrease was primarily due to lower gross profit ($76.7 million) and higher other expenses ($17.3 million) which included an impairment charge of $12.5 million and restructuring costs at Westwood of $3.2 million, partially offset by lower income taxes ($10.4 million).

•	Adjusted net loss attributable to equity holders[1] was $2.2 million, or $nil per share[1], compared to adjusted net earnings[1] of $40.4 million, or $0.09 per share[1] in the same prior year period.

•
Net cash from operating activities for the first quarter 2019 was $8.8 million, down $97.2 million from the same prior year period. The decrease was due to lower earnings after non-cash adjustments ($74.8 million), higher movements in non-cash working capital items and non-current ore stockpiles ($11.1 million), higher income taxes paid ($9.5 million) and lower net settlement of derivatives ($2.7 million), partially offset by net cash used in operating activities related to closed mines ($0.9 million).

•	Net cash from operating activities before changes in working capital[1] for the first quarter 2019 was $33.8 million, down $85.8 million from the same prior year period.

•
Cash, cash equivalents, short-term investments primarily in money market funds and restricted cash were $696.6 million at March 31, 2019, down $61.4 million from December 31, 2018. The decrease was primarily due to spending on property, plant and equipment ($69.7 million), partially offset by cash generated from operating activities ($8.8 million).

OPERATIONS

•
The DART rate[2], representing the frequency of all types of serious injuries across all sites and functional areas for the first quarter 2019 was 0.58, below the Company's target of 0.63. Unfortunately, the health and safety performance of the Company was affected by a fatality of a contractor at the Essakane mine in the first quarter 2019 due to an equipment fire. Zero Harm remains the Company's number one priority. The Company is implementing several initiatives, including a behaviour-based safety program, to ensure a safer work environment.

•
Attributable gold production, inclusive of joint venture operations, was 185,000 ounces for the first quarter 2019, down 44,000 ounces from the same prior year period. The decrease was primarily due to the impact of increased seismicity at Westwood in December 2018 (25,000 ounces), lower head grades and throughput at Essakane (19,000 ounces) and lower head grades at the Joint Ventures (3,000 ounces), partially offset by higher recoveries at Rosebel (3,000 ounces).

•
Attributable gold sales, inclusive of joint venture operations, were 190,000 ounces for the first quarter 2019, down 45,000 ounces from the same prior year period. The decrease was due to lower sales at Essakane (20,000 ounces), Westwood (19,000 ounces), Rosebel (3,000 ounces) and the Joint Ventures (3,000 ounces).

•	Cost of sales[3] per ounce for the first quarter 2019 was $962, up 30% from the same prior year period primarily due to the impact of lower sales volumes at Essakane and Westwood.

•
Total cash costs[1] per ounce produced for the first quarter 2019 were $884, up 20% from the same prior year period. The increase was primarily due to the impact of lower production volumes. Included in total cash costs[1] for the first quarter 2019 was a reduction of $61 per ounce produced reflecting the reduction of costs attributed to inventory to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production at Westwood (2018 - $nil) and realized derivative gains from hedging programs of $2 per ounce produced (2018 - $11).

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1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

3
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

•
All-in sustaining costs[1] per ounce sold for the first quarter 2019 were $1,086, up 14% from the same prior year period. The increase was primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures. Included in all-in sustaining costs[1] for the first quarter 2019 was a reduction of $60 per ounce sold reflecting the reduction of costs attributed to inventory to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production at Westwood (2018 - $nil) and realized derivative gains from hedging programs of $2 per ounce sold (2018 - $13).

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	March 31, 2019	December 31, 2018
Cash and cash equivalents	$589.2	$615.1
Short-term investments	$83.8	$119.0
Restricted cash	$23.6	$23.9
Total assets	$3,945.4	$3,961.0
Long-term debt	$394.5	$398.5
Available credit facility	$499.6	$499.6

	Three months ended March 31,
Financial Results ($ millions, except where noted)	2019	2018
Revenues	$251.0	$314.5
Cost of sales	$251.9	$238.7
Gross profit (loss)	$(0.9)	$75.8
Net earnings (loss) attributable to equity holders of IAMGOLD	$(41.3)	$42.3
Net earnings (loss) attributable to equity holders ($/share)	$(0.09)	$0.09
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$(2.2)	$40.4
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$—	$0.09
Net cash from operating activities	$8.8	$106.0
Net cash from operating activities before changes in working capital[1]	$33.8	$119.6
Key Operating Statistics
Gold sales – attributable (000s oz)	190	235
Gold production – attributable (000s oz)	185	229
Average realized gold price[1] ($/oz)	$1,308	$1,331
Cost of sales[2] ($/oz)	$962	$741
Total cash costs[1] ($/oz)	$884	$737
All-in sustaining costs[1] ($/oz)	$1,086	$953
Gold margin[1] ($/oz)	$424	$594

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

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1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	2019
Essakane (000s oz)	375 - 390
Rosebel (000s oz)	315 - 330
Westwood (000s oz)	100 - 120
Total owner-operated production (000s oz)	790 - 840
Sadiola Joint Venture (000s oz)	20 - 30
Total attributable production (000s oz)	810 - 870

Cost of sales[2] ($/oz)	$790 - $840

Total cash costs[3] - owner-operator ($/oz)	$765 - $815
Total cash costs[3,4] ($/oz)	$765 - $815

All-in sustaining costs[3]- owner-operator ($/oz)	$1,030 - $1,080
All-in sustaining costs[3,4] ($/oz)	$1,030 - $1,080

1
The outlook is based on 2019 full year assumptions with an average realized gold price of $1,225 per ounce, U.S.$ / Canadian $ exchange rate of 1.30, € / U.S.$ exchange rate of 1.15 and average crude oil price of $62 per barrel.

2
Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) and does not include the Sadiola Joint Venture which is accounted for on an equity basis.

3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

4	Consists of Essakane, Rosebel, Westwood and the Sadiola Joint Venture on an attributable basis.
GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS
The Company maintains its full-year 2019 production guidance of 810,000 to 870,000 attributable ounces and its guidance for all-in sustaining costs1 per ounce sold of $1,030 to $1,080. The Company also maintains its full-year guidance for cost of sales per ounce of $790 to $840 and total cash costs1 per ounce produced of $765 to $815, but notes that a number of cost and productivity improvement initiatives are underway to mitigate the risk that these two targets may not be achieved by the end of the year. Guidance will be reviewed in the second quarter 2019 and updated as necessary. Gold production at Westwood is expected to improve starting in the second quarter 2019 compared to the first quarter, and is expected to be strongest in the fourth quarter.
DEPRECIATION EXPENSE
Depreciation expense in 2019 is expected to be in the range of $260 million to $270 million.
INCOME TAXES
The Company expects to pay cash taxes in the range of $45 million to $60 million in 2019 based on a gold price assumption of $1,275 per ounce. The Company is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for the Company is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes, and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred tax assets and/or liabilities may be recorded during the year.
CAPITAL EXPENDITURES OUTLOOK

($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)[1]	Total
Owner-operator
Essakane	$55	$70	$125
Rosebel	70	75	145
Westwood	15	30	45
	140	175	315
Corporate and development projects[2]	—	40	40
Total[3,4] (±5%)	$140	$215	$355

1
Sustaining capital includes capitalized stripping of $20 million for Essakane and $30 million for Rosebel. In accordance with the World Gold Council guidance on all-in sustaining costs, capitalized stripping of $20 million is included in non-sustaining capital for Essakane.

2	Includes estimated attributable capital expenditures for the Côté Gold Project (70%) for the first six months of 2019.

3	Includes $16 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of this MD&A.

4	Excludes capitalized borrowing costs and $10 million of principal lease payments.
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1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
The market price of gold closed at $1,295 per ounce at the end of the first quarter 2019. This represented an appreciation of approximately 1% since the beginning of the quarter. The decision by the U.S. Federal Reserve not to increase interest rates was supportive of the price of gold. Support for the gold price also came from ongoing uncertainty about global economic growth and geopolitical issues. The price of gold is the main driver of the Company’s profitability.

	Three months ended March 31,
	2019	2018
Average market gold price ($/oz)	$1,304	$1,329
Average realized gold price[1] ($/oz)	$1,308	$1,331
Closing market gold price ($/oz)	$1,295	$1,324
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the euro and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
The Canadian dollar appreciated approximately 2% against the U.S. dollar since the beginning of the first quarter 2019. The U.S. Federal Reserve signaled in its January Federal Open Market Committee statement that it will no longer have a tightening monetary policy bias in 2019. This policy shift resulted in the U.S. dollar’s weakness in the quarter. Rising crude oil prices in the quarter also added to the Canadian dollar’s rally.
The euro depreciated approximately 2% against the U.S. dollar since the beginning of the first quarter 2019. The European Commission lowered its growth forecast for all of the euro region’s major economies and warned that Brexit and an expected slowdown in China could further threaten the outlook.
The Company is forecasting foreign exchange cash flows of approximately C$335 million and €195 million for the remainder of 2019. These exposures relate to operational and capital expenditures in Canada and West Africa, respectively. The Company’s hedging strategy is designed to mitigate the risk of exposure to exchange rate volatility of these currencies. Refer to Financial condition - Market risk section for more information.
The price of Brent appreciated approximately 26%, while West Texas Intermediate (WTI) rose approximately 33% since the beginning of the first quarter 2019. The crude oil rally can be attributed to declining global crude inventories in addition to production cuts by OPEC.
The Company expects its fuel consumption for the remainder of 2019 to be the equivalent of approximately 1.0 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of exposure to price volatility of oil. Refer to Financial condition - Market risk section for more information.

	Three months ended March 31,
	2019	2018
Average rates
U.S.$ / Canadian $	1.3296	1.2643
€ / U.S.$	1.1357	1.2283
Closing rates
U.S.$ / Canadian $	1.3359	1.2902
€ / U.S.$	1.1228	1.2287
Average Brent price ($/barrel)	$64	$67
Closing Brent price ($/barrel)	$68	$70
Average WTI price ($/barrel)	$55	$63
Closing WTI price ($/barrel)	$60	$65

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2019 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$13/oz	$13/oz	$15/oz
U.S.$ / Canadian $	$0.10	$12/oz	$12/oz	$17/oz
€ / U.S.$	$0.10	$11/oz	$11/oz	$16/oz

1
Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

2
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.
QUARTERLY UPDATES

OPERATIONS
The table below presents gold production attributable to the Company, cost of sales1 per ounce, total cash costs2 per ounce produced and all-in sustaining costs2 per ounce sold.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)
Three months ended March 31,	2019	2018	2019	2018	2019	2018	2019	2018
Owner-operator
Essakane (90%)	90	109	$896	$712	$883	$665	$1,010	$914
Rosebel (95%)	68	65	889	798	901	829	1,064	914
Westwood (100%)[3]	15	40	1,549	719	858	716	1,192	873
Owner-operator[4]	173	214	$962	$741	$888	$725	$1,103	$955
Joint Ventures	12	15			828	904	838	924
Total operations	185	229			$884	$737	$1,086	$953
Cost of sales[1] ($/oz)			$962	$741
Cash costs, excluding royalties					$822	$678
Royalties					62	59
Total cash costs[2]					$884	$737
All-in sustaining costs[2]							$1,086	$953

1
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3	Costs of sales per ounce sold for Westwood does not include the impact of normalization of costs for the three months ended March 31, 2019 of $60 per ounce (2018 - $nil).

4	Owner-operator all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 26.

	Attributable Gold Sales[1] (000s oz)		Average Realized Gold Price[2] ($/oz)
	Three months ended March 31,		Three months ended March 31,
	2019	2018	2019	2018
Owner-operator	178	220	$1,308	$1,331
Joint Ventures	12	15	1,307	1,330
	190	235	$1,308	$1,331

1	Includes Essakane and Rosebel at 90% and 95%, respectively.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

______________________________

1
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

CAPITAL EXPENDITURES

	Three months ended March 31,
($ millions)	2019[1]	2018[2]
Sustaining
Essakane[3]	$10.2	$24.3
Rosebel[3]	11.1	8.1
Westwood	4.7	6.0
Total gold segments	26.0	38.4
Corporate and other	—	0.1
Total capital expenditures	26.0	38.5
Joint Ventures[4]	—	—
	$26.0	$38.5
Non-sustaining (Development/Expansion)
Essakane	$20.2	$11.1
Rosebel	9.2	5.0
Westwood	7.9	7.7
Total gold segments	37.3	23.8
Corporate and other	0.5	1.2
Côté Gold Project	6.4	5.1
Total capital expenditures	44.2	30.1
Joint Ventures[4]	—	0.3
	$44.2	$30.4
Total
Essakane	$30.4	$35.4
Rosebel	20.3	13.1
Westwood	12.6	13.7
Total gold segments	63.3	62.2
Corporate and other	0.5	1.3
Côté Gold Project	6.4	5.1
Total capital expenditures	70.2	68.6
Joint Ventures[4]	—	0.3
	$70.2	$68.9
Capitalized Stripping
Essakane[5]	$10.4	$19.1
Rosebel	1.5	1.1
Total gold segments	$11.9	$20.2

1	Capital expenditures include cash expenditures for property, plant and equipment and exploration and evaluation assets.

2	Capital expenditures include cash expenditures for property, plant and equipment, exploration and evaluation assets and finance lease payments.

3
On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the first quarter 2019 were $9.2 million and $10.5 million, respectively (2018 - $21.9 million and $7.7 million).

4	Attributable capital expenditures of Sadiola (41%).

5	Includes $8.8 million of non-sustaining capitalized stripping.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2019	2018
Mine operating statistics
Ore mined (000s t)	3,247	2,846
Waste mined (000s t)	8,470	10,015
Total material mined (000s t)	11,717	12,861
Strip ratio[1]	2.6	3.5
Ore milled (000s t)	3,204	3,332
Head grade (g/t)	1.08	1.23
Recovery (%)	90	92
Gold production - (000s oz)	100	121
Attributable gold production - 90% (000s oz)	90	109
Gold sales - (000s oz)	102	124

Performance measures
Average realized gold price[2] ($/oz)	$1,310	$1,330
Cost of sales[3] ($/oz)	$896	$712
Cash costs[2] excluding royalties ($/oz)	$823	$598
Royalties ($/oz)	$60	$67
Total cash costs[2] ($/oz)	$883	$665
All-in sustaining costs[2] ($/oz)	$1,010	$914

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the 10% non-controlling interest).

Attributable gold production for the first quarter 2019 was lower by 17% compared to the same prior year period primarily due to lower head grades and throughput. Ore feed for the first quarter 2019 was primarily sourced from lower grade zones relative to higher grades realized in the same prior year period. Mill throughput was unfavourably impacted in the first quarter 2019 by coarser mill feed and lower mill availability due to the timing of mill maintenance. The oxygen plant was commissioned during the quarter and the optimization of oxygen injection is ongoing. The oxygen plant is expected to increase recoveries by 0.5% through improved leach kinetics and to improve the efficiency of the circuit by reducing reagent consumption. Despite this, production for the quarter was adversely impacted by lower recoveries as the mine sequenced through more graphitic zones.
Total material mined in the first quarter 2019 was lower compared to the same prior year period primarily due to lower equipment availability. Essakane commissioned six haul trucks and one wheel dozer in March 2019 with an additional haul truck and two excavators expected to be commissioned in the second quarter 2019. The new equipment is expected to increase hauling capacity, improve equipment availability and reduce reliance on the contracted mining fleet in future periods. Ore mined in the first quarter 2019 was higher compared to the same prior year period due to mining and stockpiling of lower grade ore to support the construction of a proposed heap leach facility at the end of carbon-in-leach ("CIL") operations.
The CIL and Heap Leach feasibility study progressed well during the quarter and is expected to be completed in the second quarter 2019. The feasibility study is expected to support an investment in mill optimization through a de-bottlenecking project and the postponement of the higher capital Heap Leach Project to the end of CIL operations. The Mill De-Bottlenecking Project is a lower capital intensive option and could increase CIL plant throughput to 13.5 million tonnes per annum at 100% hard rock which is significantly higher than the current capacity of 12 million tonnes per annum at 100% hard rock and the original nameplate capacity of 10.8 million tonnes per annum at 100% hard rock. The CIL crushing circuit would be used for the heap leach process at the end of CIL operations.
Cost of sales per ounce sold and total cash costs per ounce produced for the first quarter 2019 were higher by 26% and 33%, respectively compared to the same prior year period primarily due to the impact of lower sales and production volumes. Essakane also continued to face cost pressures with rising energy costs which were partially mitigated by the supply of energy from the solar plant and the Company’s hedging program. Operating costs were higher primarily due to increased mining equipment maintenance, however a stronger U.S. dollar relative to the euro for the quarter helped to alleviate the impact of these cost pressures.
All-in sustaining costs per ounce sold for the first quarter 2019 were higher by 11% compared to the same prior year period primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the first quarter 2019 was the impact of realized derivative gains from hedging programs of $3 per ounce produced and $3 per ounce sold, respectively (2018 - $18 and $21).

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

Sustaining capital expenditures for the first quarter 2019 of $10.2 million included capital spares of $2.5 million, mobile equipment of $2.4 million, capitalized stripping of $1.6 million and various other sustaining capital expenditures of $3.7 million. Non-sustaining capital expenditures of $20.2 million included capitalized stripping of $8.8 million, tailings liners and dams of $6.9 million, mobile equipment of $3.4 million and CIL and Heap Leach feasibility study of $1.1 million.
Outlook
Essakane's attributable production in 2019 is expected to be between 375,000 and 390,000 ounces. Capital expenditures are expected to be approximately $125 million, consisting of $55 million in sustaining and $70 million in non-sustaining capital expenditures.
Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2019	2018
Mine operating statistics
Ore mined (000s t)	4,058	4,276
Waste mined (000s t)	13,358	12,325
Total material mined (000s t)	17,416	16,601
Strip ratio[1]	3.3	2.9
Ore milled (000s t)	3,107	3,071
Head grade (g/t)	0.74	0.75
Recovery (%)	97	93
Gold production - (000s oz)	72	69
Attributable gold production - 95% (000s oz)	68	65
Gold sales - (000s oz)	71	73

Performance measures
Average realized gold price[2] ($/oz)	$1,306	$1,333
Cost of sales[3] ($/oz)	$889	$798
Cash costs[2] excluding royalties ($/oz)	$826	$754
Royalties ($/oz)	$75	$75
Total cash costs[2] ($/oz)	$901	$829
All-in sustaining costs[2] ($/oz)	$1,064	$914

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the 5% non-controlling interest).

Attributable gold production for the first quarter 2019 was 5% higher compared to the same prior year period primarily due to recoveries. The carbon-in-column (“CIC”) plant became fully operational in January 2019, which had a favourable impact on recoveries with an additional 2,200 ounces recovered from tailings in the quarter. The plant has been installed between the two existing ponds at the Rosebel tailings management facility and will be used to passively treat tailings decant water to recover residual gold that is present in the solution. The plant is currently on track to exceed the minimum expected recovery of 5,000 ounces annually at a marginal operating cost of approximately $35 per ounce to cover additional power and elution costs.
Development work on Saramacca continued during the quarter, targeting the commencement of production in the second half of 2019. Construction of the 18 kilometre haul road from Rosebel to Saramacca and the 5 kilometre long section on the Rosebel mineral lease continued during the quarter. In addition, deliveries for the hauling fleet from orders placed in 2018 are on track to commence in the second quarter 2019. The Environmental and Social Impact Study (“ESIA”) was approved on January 17, 2019, allowing for the commencement of infrastructure construction, which is expected in the second quarter 2019.
Rosebel is also conducting a scoping study to evaluate the underground mining potential of Saramacca which could result in higher grades and substantially reduced waste stripping costs. Saprolite mining in the initial years is expected to continue as planned with future potential for underground mining once hard rock is reached. Diamond drilling to support this study commenced in the quarter and work to continue defining the mineral resource is ongoing.
Cost of sales per ounce sold and total cash costs per ounce produced for the first quarter 2019 were higher by 11% and 9%, respectively, compared to the same prior year period. Operating costs were higher, driven by an increase in mining and milling volumes with harder rock in addition to higher local labour costs following the finalization of the Collective Labour Agreement in the third quarter 2018. However, Rosebel did see a decline in energy costs combined with lower light fuel consumption resulting from shorter hauling distances to the mill, despite higher mine production.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

All-in sustaining costs per ounce sold for the first quarter 2019 were 16% higher compared to the same prior year period primarily due to higher cost of sales per ounce and higher sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the first quarter 2019 was the impact of realized derivative gains from hedging programs of $1 per ounce produced and $1 per ounce sold, respectively (2018 - $5 and $4).
Sustaining capital expenditures for the first quarter 2019 of $11.1 million included capital spares of $4.6 million, mill equipment of $1.9 million, capital stripping of $1.5 million, and various other sustaining capital expenditures of $3.1 million. Non-sustaining capital expenditures for the first quarter 2019 of $9.2 million related to the Saramacca Project.
Outlook
Rosebel's attributable production in 2019 is expected to be between 315,000 and 330,000 ounces. Capital expenditures are expected to be approximately $145 million, consisting of $70 million in sustaining and $75 million in non-sustaining capital.
Canada – Westwood Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended March 31,
	2019	2018
Mine operating statistics
Ore mined (000s t)	88	149
Ore milled (000s t)	107	192
Head grade (g/t)	4.57	6.84
Recovery (%)	93	94
Gold production - (000s oz)	15	40
Gold sales - (000s oz)	19	38

Performance measures
Average realized gold price[1] ($/oz)	$1,306	$1,333
Cost of sales[2,3] ($/oz)	$1,549	$719
Total cash costs[1] ($/oz)	$858	$716
All-in sustaining costs[1] ($/oz)	$1,192	$873

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2	Costs of sales per ounce sold for Westwood does not include the impact of normalization of costs for the three months ended March 31, 2019 of $60 per ounce (2018 - $nil).

3	Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an ounce sold basis.
Gold production for the first quarter 2019 of 15,000 ounces was 63% lower than the same prior year period as the mine assessed and adjusted stope sequences to address increased seismic activity in localized areas in the fourth quarter 2018 impacting production. The risk of seismicity varies according to the geometry of the openings and mining sequence. To manage this, the Company is studying various design approaches to Westwood with a preliminary life of mine ("LOM") plan expected in the fourth quarter 2019, followed by a NI 43-101 compliant plan in the first half of 2020. To ensure that mining is both profitable and safe, the Company expects that the steady state production level for the mine may be lower than prior ramp-up target levels.
The Company continues to adjust mining methods, ground support and safety protocols to address seismic activity, with the commissioning of additional equipment capable of operating remotely in challenging areas. Mine production activities are limited on the affected levels until an updated risk mitigation plan can be formalized. Mining has been expanded in unaffected areas which contain lower grade stopes and is expected to increase in the second quarter 2019 as areas with lower seismic risk are accessed for production.
On March 19, 2019, the Company announced a 32% reduction in the mine workforce. The decision resulted from both planned reductions due to the current stage of mine development as well as a realignment of costs with reduced production levels, with a cash-flow neutral position projected for 2019. The Company remains committed to the development of the Westwood mine and is taking these actions to optimize the future development of the resource that is both safe and profitable.
Despite heading closures in respect of seismic protocol, underground development continued at planned rates in the first quarter 2019 to open up access to new mining areas with lateral development of approximately 2,500 metres, averaging 28 metres per day. To aid in the continuation of underground development while respecting safety protocols in place for mining in areas where seismicity is present, three units of bolting equipment received in 2018 which are designed to manage seismic exposure were commissioned during the quarter. Infrastructure development continued in future development blocks at lower levels.
In accordance with International Financial Reporting Standards, the Company reduced the cash costs and depreciation attributed to inventory for the first quarter 2019 by $11.3 million and $5.0 million, respectively (2018 - $nil and $nil) to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. The Company reduced total cash costs and all-in sustaining costs for the first quarter 2019 by $778 per ounce produced and $610 per ounce sold, respectively (2018 - $nil and $nil).

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

Cost of sales per ounce sold for the first quarter 2019 was 115% higher compared to the same prior year period primarily due to lower sales volume. Total cash costs per ounce produced, which included the impact of normalization, was 20% higher compared to the same prior year period.
All-in sustaining costs per ounce sold for the first quarter 2019 were higher compared to the same prior year period by 37% primarily due to higher cost of sales per ounce, partially offset by the impact of cost normalization and lower sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the first quarter 2019 was the impact of realized derivative gains from currency hedging programs of $2 per ounce produced and $2 per ounce sold, respectively (2018 - $8 and $11).
Sustaining capital expenditures for the first quarter 2019 of $4.7 million included deferred development of $3.0 million, underground equipment of $1.3 million, and underground construction of $0.4 million. Non-sustaining capital expenditures for the first quarter 2019 of $7.9 million included deferred development of $4.9 million, underground construction of $1.2 million, development drilling of $1.0 million and other non-sustaining capital expenditures of $0.8 million.
Outlook
Westwood’s production in 2019 is expected to be between 100,000 and 120,000 ounces as mining and development activities continue to progress as the new LOM is being developed, while respecting safety protocols for areas where seismicity is present. Capital expenditures are expected to be approximately $45 million, consisting of $15 million in sustaining and $30 million in non-sustaining capital.
Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended March 31,
	2019	2018
Mine operating statistics
Total material mined (000s t)	—	1,130
Ore milled (000s t)	489	487
Head grade (g/t)	0.84	0.95
Recovery (%)	92	94
Attributable gold production - (000s oz)	12	15
Attributable gold sales - (000s oz)	12	14

Performance measures
Average realized gold price[1] ($/oz)	$1,307	$1,330
Total cash costs[1] ($/oz)	$832	$926
All-in sustaining costs[1] ($/oz)	$841	$939

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the first quarter 2019 was lower by 20% compared to the same prior year period primarily due to lower head grades as a result of greater drawdowns of marginal ore stockpiles. Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the first quarter 2019 were lower compared to the same prior year period as a result of lower mining costs and greater utilization of marginal stockpiles due to the cessation of mining activity in the second quarter 2018.
An agreement with the Government of Mali, on terms for investment in the Sadiola Sulphide Project, must be reached in order to prevent the operation from entering a phase of suspended exploitation (care and maintenance), once processing of the ore stockpiles is complete. Processing of the ore stockpiles is expected to be completed in the second half of 2019. While this agreement has not yet been reached, the Company and AngloGold Ashanti, who collectively own an 82% interest in Sadiola, have initiated a process to identify third parties that may be interested in acquiring their collective interest in Sadiola. The process is at a preliminary stage and there is no certainty of its outcome.
Mali - Yatela Mine (IAMGOLD interest - 40%)
The Yatela mine had limited production and sales for the first quarter 2019, consistent with the same prior year period. A limited quantity of production continues from rinsing of the leach pads.
On February 14, 2019, Sadiola Exploration Limited (“SADEX”), an entity jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (“Yatela”), for consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a state entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

EXPLORATION
The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.
In the first quarter 2019, expenditures for exploration and project studies totaled $13.2 million compared to $20.5 million in the same prior year period, of which $8.9 million was expensed and $4.3 million was capitalized. The Company's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease of $7.3 million in total exploration expenditures compared to the same prior year period primarily reflects decreased spending on feasibility and other studies. Drilling activities on active projects and mine sites totaled approximately 78,400 metres for the first quarter 2019.

	Three months ended March 31,
($ millions)	2019	2018
Exploration projects - greenfield	$7.6	$8.5
Exploration projects - brownfield[1]	5.0	5.1
	12.6	13.6
Feasibility and other studies	0.6	6.9
	$13.2	$20.5

1
Exploration projects - brownfield for 2019 and 2018 excluded expenditures related to Joint Ventures of $nil and $0.2 million, respectively, and included near-mine exploration and resource development of $2.9 million and $3.2 million, respectively.

OUTLOOK
The Company is maintaining its 2019 exploration expenditure guidance of $60 million, excluding project studies. The 2019 resource development and exploration program includes approximately 250,000 to 275,000 metres of diamond and reverse circulation (“RC”) drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$34	$34
Exploration projects - brownfield[2]	16	10	26
	$16	$44	$60

1	The 2019 planned spending for capitalized expenditures of $16 million is included in the Company's capital spending guidance of $355 million +/- 5%.

2	Exploration projects - brownfield include planned near-mine exploration and resource development of $13 million.
DEVELOPMENT PROJECTS
Côté Gold Project, Canada
The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").
As at December 31, 2018, the Côté Gold Project hosted (all figures quoted on a 100% basis) estimated mineral reserves comprising proven and probable reserves of 233.0 million tonnes grading 0.97 g/t Au for 7.3 million ounces. Measured and indicated resources (inclusive of reserves) were estimated at 355.4 million tonnes grading 0.87 g/t Au for 10.0 million ounces. Inferred resources were estimated at 112.8 million tonnes grading 0.67 g/t Au for 2.4 million ounces (see news releases dated November 1, 2018 and February 19, 2019).
In January 2019, the Company announced a deferral of the decision to proceed with the construction of the Côté Gold Project (see news release dated January 28, 2019).
During the quarter, the Company reported diamond drilling results from its 2017-2018 exploration diamond drilling program which has identified a new intrusive-hosted gold discovery, referred to as the Gosselin Zone, located approximately 1.5 kilometres northwest of the Côté Gold deposit. Drilling highlights included: 350 metres grading 0.81 g/t Au; 132.3 metres grading 1.13 g/t Au; 139.7 metres grading 1.36 g/t Au (see new release dated March 26, 2019). The Company completed approximately 4,500 metres of diamond drilling during the first quarter to follow up these encouraging results.
Boto, Senegal
As at December 31, 2018, the Boto Gold Project hosted estimated mineral reserves comprising probable reserves totaling 35.1 million tonnes grading 1.71 g/t Au for 1.9 million ounces, on a 100% basis. In addition, indicated resources, inclusive of reserves, were estimated at 48.0 million tonnes grading 1.61 g/t Au for 2.5 million ounces and inferred resources at 2.5 million tonnes grading 1.80 g/t Au for 144,000 ounces, on a 100% basis (see news releases dated October 22, 2018 and February 19, 2019). As planned for 2019, the Company continues to optimize aspects of the project design, including an infrastructure condemnation drilling program, as part of finalizing the ultimate development plan.
With the completion of a feasibility study and submission of an application for a mining concession in the fourth quarter 2018, the Company continued to optimize the design elements of the Boto Gold Project development, maintained stakeholder engagement, and commenced a drilling program with approximately 5,000 metres of diamond and RC drilling completed during the first quarter 2019. The drilling program is targeting potential resource expansion and delineation adjacent to the design pit.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the first quarter 2019 at the Essakane, Rosebel and Westwood operations.
Essakane, Burkina Faso
As at December 31, 2018, the Company reported total estimated attributable proven and probable reserves at Essakane, including heap leach reserves of 133.9 million tonnes grading 0.89 g/t Au for 3.9 million ounces. Total attributable resources comprised measured and indicated resources (inclusive of reserves) of 155.7 million tonnes grading 1.0 g/t Au for 4.8 million ounces with attributable inferred resources totaling 12.4 million tonnes grading 1.1 g/t Au for 423,000 ounces. At the nearby Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation, attributable mineral resources comprised 9.4 million tonnes of indicated resources grading 0.87 g/t Au for 262,000 ounces and 2.6 million tonnes of inferred resources grading 0.91 g/t Au for 77,000 ounces (see news release dated February 19, 2019).
During the first quarter 2019, the feasibility study to de-bottleneck and optimize the performance of the carbon-in-leach mill continued. Drilling programs were also finalized during the quarter with drilling activities scheduled to begin in the second quarter 2019. The drilling programs are primarily focused on resource expansion and conversion to replace depletion from mining activities in 2019 at the Essakane Main Zone (“EMZ”), as well as to evaluate the resource potential of soft oxide mineralization southeast of the EMZ and at the Tassiri satellite prospect.
In 2019, approximately 24,000 metres of diamond and reverse circulation drilling is planned to support the ongoing feasibility study, target resource expansions and continue exploration of high priority targets on the mine lease and surrounding concessions.
Rosebel, Suriname
As at December 31, 2018, the Company reported total estimated attributable proven and probable reserves at Rosebel, including the Saramacca deposit, of 141.5 million tonnes grading 1.0 g/t Au for 4.6 million ounces. Total attributable measured and indicated resources (inclusive of reserves) increased to 296.4 million tonnes grading 0.9 g/t Au for 9.1 million ounces and attributable inferred resources totaled 69.4 million tonnes grading 0.9 g/t Au for 1.9 million ounces (see news release dated February 19, 2019).
Development activities at the Saramacca Project continued to advance during the first quarter with a primary focus on the haul road construction to enable the operation to deliver ore to the Rosebel mill starting in the second half of 2019. Technical and engineering studies also continued during the quarter, including pit slope design improvements, metallurgical testing to further optimize recoveries and site infrastructure engineering.
The near-mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations. During the first quarter 2019, approximately 8,800 metres of diamond drilling were completed to test for resource expansions at and along trend of the Saramacca deposit, including evaluating mineralization at depth which may support an underground mining scenario; and a further 2,300 metres of condemnation RC drilling was completed in the vicinity of the Rosebel Pit.
Westwood, Canada
During the first quarter 2019, underground excavation totaled 2,507 metres of lateral and vertical development. In addition, approximately 19,000 metres of resource development diamond drilling and 3,100 metres for service holes were completed during the quarter. The diamond drilling program continues to focus on infill drilling of known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined. A substantial diamond drilling program of over 65,000 metres of definition drilling is planned for 2019.
GREENFIELD EXPLORATION PROJECTS
In addition to the near-mine and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the first quarter 2019. Highlights included:
Diakha-Siribaya, Mali
During the quarter, the Company reported the results of an updated mineral resource estimate incorporating drill results to the end of 2018. Effective December 31, 2018, total mineral resources, on a 100% basis, comprised indicated resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million ounces (see news releases dated January 30 and February 19, 2019).
During the first quarter 2019, approximately 2,100 metres of RC drilling were completed to infill and expand resources at the Diakha deposit. A drilling program totaling approximately 10,000 metres is planned in 2019 to continue to test for resource expansions as well as to test other identified exploration targets.
Pitangui, Brazil
Effective December 31, 2018, reported mineral resources at the São Sebastião deposit comprised inferred resources of 5.4 million tonnes grading 4.7 g/t Au for 819,000 ounces (see news release dated February 19, 2019).

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

During the first quarter 2019, approximately 4,100 metres of diamond drilling were completed to evaluate potential resource extensions of the São Sebastião deposit. The results will be used to guide future exploration and incorporated into an updated resource model as results merit.
Monster Lake Joint Venture, Canada
The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the Project.
Effective December 31, 2018, reported mineral resources for the Monster Lake Project, on a 100% basis, comprised 1.1 million tonnes of inferred resources grading 12.14 g/t Au for 433,300 ounces, assuming an underground mining scenario (see news releases dated March 28, 2018 and February 19, 2019).
During the first quarter 2019, approximately 3,000 metres of diamond drilling were completed. The program is targeting the discovery of additional zones of mineralization with potential to increase total mineral resources on the property.
Nelligan Joint Venture, Canada
The Nelligan Project, located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec, is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc.. The Company currently holds an initial 51% interest in the property, and holds an option to earn a further 29% undivided interest, for a total 80% undivided interest in the Project (see Vanstar news release dated February 27, 2018).
During the first quarter 2019, the Company announced the remaining assay results from its 2018 diamond drilling program designed to evaluate the resource potential of the recently discovered Renard Zone. The drilling program continued to intersect wide zones of alteration and associated mineralization. Highlights included: 3.59 g/t Au over 42.1 metres; 5.69 g/t Au over 27.8 metres and 2.35 g/t Au over 40.4 metres (see news release dated January 10, 2019).
A diamond drilling program commenced during the first quarter with approximately 12,800 metres completed. The program is designed to infill and further test continuity of mineralization associated with the Renard Zone. The drilling results, coupled with ongoing geological, geochemical and structural studies, will be integrated to support the development and refinement of a deposit model with the objective of completing an initial NI 43-101 compliant resource estimate in the second half of 2019.
Rouyn - Yorbeau Joint Venture, Canada
In the fourth quarter 2018, the Company entered into an option purchase agreement with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, the Company can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company must complete a NI 43-101 compliant resource estimate, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.
During the first quarter 2019, approximately 12,200 metres of diamond drilling was completed as part of a delineation drilling program to evaluate the resource potential of the Lac Gamble zone. Results will be reported as they are received, validated and compiled.
Eastern Borosi Joint Venture, Nicaragua
The 176-square-kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). The Company currently holds an initial 51% interest in the Project and has exercised its right to enter the second option to earn up to a 70% interest in the Project.
Effective December 31, 2018, reported mineral resources, on a 100% basis, included underground inferred resources totaling 3.2 million tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver, respectively; and open pit inferred resources totaling 1.2 million tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively (see news releases dated April 3, 2018 and February 19, 2019).
During the first quarter 2019, the joint venture commenced drilling activities and completed approximately 900 metres of diamond drilling. The program will initially follow up high grade drill intercepts reported in 2018 at the San Cristobal and La Luna prospects.
OTHER
Loma Larga (formerly Quimsacocha), Ecuador
The Company, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. During the fourth quarter 2018, INV Metals announced the results of a feasibility study supporting the proposed development of an underground mine with an anticipated average annual production of 227,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 24.7%, payback period of 2.6 years and an after-tax net present value of $356 million (see INV Metals' news release dated November 29, 2018).
During the first quarter 2019, INV Metals reported that based on the results of a local referendum concerning mining activities, it will conduct engineering work to relocate the proposed tailing facilities (see news release dated March 25, 2019). INV Metals also plans to review project optimizations, continue stakeholder engagement, advance project environmental permitting and undertake financing discussions during the year.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

QUARTERLY FINANCIAL REVIEW

	2019	2018				2017
($ millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$251.0	$274.3	$244.8	$277.4	$314.5	$291.1	$268.8	$274.5
Net earnings (loss)[1]	$(41.3)	$(32.6)	$(9.0)	$(24.2)	$46.1	$(16.9)	$32.6	$511.6
Net earnings (loss) attributable to equity holders of IAMGOLD	$(41.3)	$(34.8)	$(9.5)	$(26.2)	$42.3	$(17.7)	$30.8	$506.5
Basic earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.09)	$(0.07)	$(0.02)	$(0.06)	$0.09	$(0.04)	$0.07	$1.09
Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.09)	$(0.07)	$(0.02)	$(0.06)	$0.09	$(0.04)	$0.07	$1.08

1
In the second quarter 2017, Net earnings included after-tax reversals of impairment charges totaling $479.9 million related to the Côté Gold Project and the Rosebel mine of $400.0 million and $79.9 million, respectively, and a gain on sale of a 30% interest in the Côté Gold Project of $19.2 million.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
As at March 31, 2019, the Company had $673.0 million in cash, cash equivalents and short-term investments primarily in money market funds.
As at March 31, 2019, the Company had $23.6 million of restricted cash to guarantee the environmental indemnities related to the Essakane mine.
As at March 31, 2019, the Company had C$198.9 million ($148.9 million) of uncollateralized surety bonds to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project, up C$16.4 million ($15.2 million) compared to December 31, 2018. The increase was primarily due to higher collateral requirements in the first quarter 2019 pursuant to the closure plan for the Westwood mine approved by the Government of Quebec in the first quarter 2018.
As at March 31, 2019, the Company had short-term investments primarily in money market funds of $83.8 million.
Working capital as at March 31, 2019, was $780.4 million, down $79.3 million compared to December 31, 2018. The decrease was due to lower current assets ($61.0 million) and higher current liabilities ($18.3 million).
Current assets as at March 31, 2019 were $1,025.9 million, down $61.0 million compared to December 31, 2018. The decrease was primarily due to a decrease in short-term investments ($35.2 million), cash and cash equivalents ($25.9 million) and inventories ($12.6 million), partially offset by an increase in receivables and other current assets ($12.7 million).
Current liabilities as at March 31, 2019 were $245.5 million, up $18.3 million compared to December 31, 2018. The increase was due to liabilities classified as held for sale related to Yatela ($18.5 million), higher provisions ($2.1 million), income taxes payable ($0.8 million), and other liabilities ($0.6 million), partially offset by lower accounts payable and accrued liabilities ($3.7 million).

Working Capital	March 31, 2019	December 31, 2018
Working capital[1] ($ millions)	$780.4	$859.7
Current working capital ratio[2]	4.2	4.8

1	Working capital is defined as current assets less current liabilities.

2	Current working capital ratio is defined as current assets divided by current liabilities.
On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.
On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant. The Company was in compliance with its credit facility covenants as at March 31, 2019.
As at March 31, 2019, the Company had letters of credit in the amount of $0.4 million issued under the credit facility, to guarantee certain environmental indemnities.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

On January 15, 2019, the Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks to receive a cash prepayment of $170 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce, to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.
CONTRACTUAL OBLIGATIONS
Contractual obligations as at March 31, 2019 were $751.3 million, primarily comprising contractual cash flows on long-term debt, purchase obligations, capital expenditure obligations and lease obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company also uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in the Market Risk section below - Summary of Hedge Portfolio.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types of hedging structures that can be executed. The Company also establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including the use of deposits in Canadian dollars and euros to create a natural off-set to the exposure, and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•
the spot price of the currency is within the strike price range of these executed collar contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;

•
the spot price of the currency is above the call strike price of the options purchased, the Company would exercise the call option contracts and purchase the required amount of the currency at prices more favourable than the prevailing market price;

•
the spot price of the currency is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts and purchase the required amount of the currency at prices less favourable than the prevailing market price.

OIL CONTRACTS AND FUEL MARKET PRICE RISK
Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•	the average oil spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;

•
the average oil spot price for the month is above the call strike price of the options purchased, the Company would exercise the call option contracts at prices more favourable than the prevailing market price;

•
the average oil spot price for the month is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts at prices less favourable than the prevailing market price.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

SUMMARY OF HEDGE PORTFOLIO
At March 31, 2019, the Company’s hedge portfolio, which included cash held as natural hedges and derivative contracts, was as follows:

	2019	2020	2021	2022	2023
Foreign Currency
Canadian dollars[1] (millions of C$)	20	-
Canadian dollar contracts (millions of C$)	212	186
Rate range[2] ($/C$)	1.25 - 1.39	1.30 - 1.36
Hedge ratio	69%	50%

Euros[3] (millions of €)	70	-
Euro contracts (millions of €)	72	-
Rate range[4] (€/$)	1.13 - 1.20	-
Hedge ratio	73%	-

Commodities[5]
Brent oil contracts (barrels)[6]	491	573	588	420	-
Contract price range ($/barrel of crude oil)	44 - 65	50 - 65	54 - 65	53 - 65	-
Hedge ratio	90%	75%	75%	50%	-

WTI oil contracts (barrels)[6]	374	489	456	348	348
Contract price range ($/barrel of crude oil)	40 - 60	43 - 60	46 - 62	45 - 62	47 - 60
Hedge ratio	90%	75%	75%	49%	49%

1
During the first quarter 2018, the Company purchased C$60 million in cash at a rate of 1.3090 to be used for 2019 expenditures related to Canadian mining operations and projects. During the first quarter 2019, C$40 million were used for expenditures related to Canadian mining operations and projects. The remainder of this cash was held in cash and cash equivalents at March 31, 2019.

2	The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options. The strike prices for the call options are C$1.25 and
C$1.30. The strike prices for the put options are C$1.39 and C$1.36. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

3
During the second quarter 2018, the Company purchased €100 million in cash at a rate of 1.1960 to be used for 2019 expenditures, all related to West African mining operations and projects. During the first quarter 2019, €30 million were used for expenditures related to West African mining operations and projects. The remainder of this cash was held in short-term investments at March 31, 2019.

4
The Company executed euro collar options, which consist of euro put and call options. The strike price for the put options is €1.13. The strike price for the call options is €1.20. The Company will incur a loss from the difference between a lower market price and the euro put strike price. The Company will recognize a gain from the difference between a higher market price and the euro call strike price.

5
The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2019 through 2023. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

6	Quantities of barrels are in thousands.
SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	March 31, 2019	May 3, 2019
Common shares	467.9	467.9
Share options	8.4	7.7
CASH FLOW

	Three months ended March 31,
($ millions)	2019	2018
Net cash from (used in) per consolidated financial statements:
Operating activities	$8.8	$106.0
Investing activities	(32.9)	(66.9)
Financing activities	(2.2)	(0.7)
Effects of exchange rate fluctuation on cash and cash equivalents	0.4	2.5
Increase (decrease) in cash and cash equivalents	(25.9)	40.9
Cash and cash equivalents, beginning of the period	615.1	664.1
Cash and cash equivalents, end of the period	$589.2	$705.0

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

OPERATING ACTIVITIES
Net cash from operating activities for the first quarter 2019 was $8.8 million, down $97.2 million from the same prior year period. The decrease was due to lower earnings after non-cash adjustments ($74.8 million), higher movements in non-cash working capital items and non-current ore stockpiles ($11.1 million), higher income taxes paid ($9.5 million) and lower net settlement of derivatives ($2.7 million), partially offset by net cash used in operating activities related to closed mines ($0.9 million).
INVESTING ACTIVITIES
Net cash used in investing activities for the first quarter 2019 was $32.9 million, down $34.0 million from the same prior year period. The decrease was primarily due to higher disposal of short-term investments ($33.0 million) and lower spending on exploration and evaluation assets ($10.8 million), partially offset by higher spending on property, plant and equipment ($12.6 million).
FINANCING ACTIVITIES
Net cash used in financing activities for the first quarter 2019 was $2.2 million, up $1.5 million from the same prior year period. The increase was due to higher payment of lease obligations ($0.8 million), interest paid ($0.2 million), and other financing activities ($0.5 million).
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2018 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2018 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2018 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2018 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the first quarter 2019 and their design remains effective.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 4 of the Company's audited annual consolidated financial statements for the year ended December 31, 2018.
Qualified Person and Technical information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by NI 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases), and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
ADOPTION OF NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. This section describes the principal risks and uncertainties that had an adverse effect on the Company's business and financial results during the first quarter 2019.
Operational Effectiveness
Due to the environment the Company operates in, there is a risk that established production targets may not be met, which could impact future cash flow, results of operations and financial condition. During the first quarter 2019, the Company’s attributable gold production was negatively impacted compared to the same prior year period. The decrease was primarily due to the impact of increased seismicity at Westwood in December 2018 and lower head grades and throughput at Essakane, partially offset by higher recoveries at Rosebel.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

The risk of seismicity at Westwood has the potential for continued negative impacts on mining activities, operations and financial performance such as a reduction in production rates and impairment of assets. Development activities at Westwood continue to progress and the Company is developing a new life of mine plan that may encompass multiple mining methods due to the geology of the rock and risk of seismicity. Additional actions are being taken to optimize the future development of the resource that is both safe and profitable, including aligning costs with output.
Project Execution
Risks and unknowns inherent in all the Company’s expansion and development projects include, but are not limited to, the accuracy of reserve estimates; metallurgical recoveries; geotechnical and other technical assumptions; capital and operating costs of such projects; the future prices of the relevant minerals; scoping of major projects including delays, aggressive schedules and unplanned events and conditions. Standard project management processes are in place to mitigate the risks for the Saramacca Project and technical studies are underway to further de-risk the Boto Gold Project. The Company has deferred a decision to proceed with the construction of the Côté Gold Project.
Health and Safety
Inherently, mining operations and exploration activities involve a high degree of health and safety risk, as a consequence of a wide range of factors, including not just unsafe work conditions, but also uncontrollable factors such as ground instability and ground support deterioration, faulty equipment and defective electrical circuits with a potential to cause a major fire. The Company’s employees may also be exposed to chemical, biological and physical agents that may result in occupational illnesses.
Zero Harm remains the Company's number one priority. There was a fatality of a contractor at Essakane due to an equipment fire in the quarter. The Company is working on several initiatives to mitigate health and safety risks and to ensure a safer work environment including a behaviour-based safety program.
Risks Generally
For a comprehensive discussion of these risks and other risks at any time faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.
NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended March 31,
($/oz of gold)	2019	2018
Average realized gold price[1]	$1,308	$1,331
Total cash costs[2,3]	884	737
Gold margin	$424	$594

1	Refer to below for calculation.

2	Refer to page 25 for calculation.

3	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

______________________________
1 GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.
Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended March 31,
($ millions, except where noted)	2019	2018
Revenues	$251.0	$314.5
Royalty revenues	—	(0.1)
By-product credit and other revenues	(0.3)	(0.6)
Revenues - owner-operator	$250.7	$313.8
Sales - owner-operator (000s oz)	192	235
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,308	$1,331
Revenues - Joint Ventures	$16.2	$20.1
Sales - Joint Ventures (000s oz)	12	15
Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,307	$1,330
Average realized gold price per ounce[1,2] ($/oz)	$1,308	$1,331

1	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.

2	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.
Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended March 31,
($ millions, except where noted)	2019	2018
Net cash from operating activities	$8.8	$106.0
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	4.8	(2.8)
Inventories and non-current ore stockpiles	1.9	16.7
Accounts payable and accrued liabilities	18.3	(0.3)
Net cash from operating activities before changes in working capital	$33.8	$119.6

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.
The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended March 31,
($ millions, except where noted)	2019	2018
Earnings (loss) before income taxes and non-controlling interests	$(39.9)	$57.9
Adjusting items:
Impairment charge	12.5	—
Loss on investment in Yatela	5.3	—
Adjustment to depreciation and write-down of assets	5.4	3.6
Restructuring costs	3.2	—
Changes in estimates of asset retirement obligations at closed sites	2.2	0.4
Unrealized (gain) loss on non-hedge derivatives and warrants	(5.7)	1.7
Normalization of costs at Westwood, including depreciation	16.3	—
Foreign exchange (gain) loss and other	3.3	(1.1)
	42.5	4.6
Adjusted earnings before income taxes and non-controlling interests	2.6	62.5
Income taxes	(1.4)	(11.8)
Tax on foreign exchange translation of deferred income tax balances	0.7	(5.6)
Tax impact of adjusting items	(4.1)	(0.9)
Non-controlling interests	—	(3.8)
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD	$(2.2)	$40.4
Adjusted net earnings (loss) attributable to equity holders ($/share)	$—	$0.09
Basic weighted average number of common shares outstanding (millions)	467.6	466.3
After adjusting reported net earnings (loss) for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net loss attributable to equity holders of IAMGOLD in the first quarter 2019 of $2.2 million.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended March 31,
($ millions, except where noted)	2019	2018
Cost of sales[1], excluding depreciation expense	$183.3	$174.4
Adjust for:
By-product credit, excluded from cost of sales	(0.3)	(0.5)
Stock movement	(1.0)	(1.7)
Normalization of costs at Westwood	(11.3)	—
Other mining costs	(5.3)	(6.1)
Cost attributed to non-controlling interests[2]	(12.1)	(10.9)
	(30.0)	(19.2)
Total cash costs - owner-operator	$153.3	$155.2
Attributable gold production - owner-operator (000s oz)	173	214
Total cash costs[3] - owner-operator ($/oz)	$888	$725
Total cash costs - Joint Ventures	$10.4	$13.9
Attributable gold production - Joint Ventures (000s oz)	12	15
Total cash costs[3] - Joint Ventures ($/oz)	$828	$904
Total cash costs[4]	$163.7	$169.1
Total attributable gold production (000s oz)	185	229
Total cash costs[3,4] ($/oz)	$884	$737

1	As per note 29 of the Company’s consolidated interim financial statements.

2	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

3	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019

ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).
AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended March 31,
($ millions, attributable, except where noted)	2019	2018
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$171.0	$162.6
Sustaining capital expenditures[1]	24.4	35.7
By-product credit, excluded from cost of sales	(0.3)	(0.5)
Corporate general and administrative costs[2]	9.4	9.5
Sustaining lease principal payments	0.8	—
Environmental rehabilitation accretion and depreciation	2.2	2.4
Normalization of costs at Westwood	(11.3)	—
	$196.2	$209.7
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	$10.2	$13.8
Adjustments to cost of sales[3] - Joint Ventures	0.1	0.1
	$10.3	$13.9
AISC[4]	$206.5	$223.6

Attributable gold sales - owner-operator (000s oz)	178	220
AISC - owner-operator[5] ($/oz)	$1,103	$955
AISC - owner-operator, excluding by-product credit[5] ($/oz)	$1,105	$957
Attributable gold sales (000s oz)	190	235
AISC[4,5] ($/oz)	$1,086	$953
AISC excluding by-product credit[4,5] ($/oz)	$1,088	$955

1
Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 29 of the consolidated interim financial statements for cost of sales of total gold mines excluding Joint Ventures, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 9 for 2019 sustaining capital expenditures, on a 100% basis.

2	Corporate general and administrative costs exclude depreciation expense.

3	Adjustments to cost of sales consist primarily of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.

4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

5	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2019